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                                                                    Exhibit 10.6


                          INDEPENDENT AUDITORS CONSENT


We consent to the incorporation by reference in the registration statement of Elron Electronic Industries Ltd. on Form S-8 (File No. 333-10570) of our report dated March 10, 2003, on our audit of the consolidated financial statements of DEP Technology Holdings Ltd. as of December 31, 2002 and 2001, and for the two years in the period ended December 31, 2002, which are included in the Elron Electronic Industries Ltd. Annual Report on Form 20-F for the year ended December 31, 2002.


/s/ Somekh Chaikin

Somekh Chaikin
Certified Public Accountants (Isr.)
A member of KPMG International

Tel Aviv, Israel
June 25, 2003